UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*

                              Bio-Plexus, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 09057C 106
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                               (CUSIP Number)

       Kenneth Maiman, Esq.                 Robert C. Schwenkel, Esq.
    Appaloosa Management L.P.        Fried, Frank, Harris, Shriver & Jacobson
   26 Main Street, First Floor                  One New York Plaza
        Chatham, NJ 07928                       New York, NY 10004
          (973) 701-7000                          (212) 859-8000
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         (Name, Address and Telephone Number of Persons Authorized
                   to Receive Notices and Communications)

                                May 24, 2002
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Appaloosa Management L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                               (b) |X|

3   SEC USE ONLY


4   SOURCE OF FUNDS*

             OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                             |_|


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

 NUMBER OF      7  SOLE VOTING POWER

   SHARES                  0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH              0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH                0

                10  SHARED DISPOSITIVE POWER

                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

14  TYPE OF REPORTING PERSON*

             PN

                                SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    David A. Tepper

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                               (b) |X|

3   SEC USE ONLY


4   SOURCE OF FUNDS*

             OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                             |_|


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

 NUMBER OF      7  SOLE VOTING POWER

   SHARES                  0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH              0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH                0

                10  SHARED DISPOSITIVE POWER

                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

14  TYPE OF REPORTING PERSON*

             IN

     This Amendment No. 8 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on November 1, 1999, as amended by Amendment No. 1 filed on January 5, 2000, Amendment No. 2 filed on April 3, 2000, Amendment No. 3 filed on May 12, 2000, Amendment No. 4 filed on December 27, 2000, Amendment No. 5 filed on March 19, 2001, Amendment No. 6 filed on July 23, 2001 and Amendment No. 7 filed on May 3, 2002 (collectively, the "Schedule 13D"), relates to shares of common stock (the "New Common Stock") of Bio-Plexus, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 4. Purpose of Transaction.
        ----------------------

     Item 4 is hereby amended to add the following:

     Pursuant to an agreement, dated as of May 24, 2002 (the "ComVest Purchase Agreement"), the Manager sold to ComVest and ComVest purchased from the Manager the Subject Securities for an aggregate purchase price of $5,000,000. The Subject Securities constituted all of the shares of New Common Stock beneficially owned by the Reporting Persons. In connection with the consummation of the transactions contemplated by the ComVest Purchase Agreement, (i) the Reporting Persons ceased to beneficially own more than five percent of the New Common Stock of the Company and, as a result thereof, the reporting obligations of the Reporting Persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulation promulgated thereunder, with respect to the New Common Stock of the Company, have terminated and (ii) the two members of the Company's board of directors designated to serve thereon by the Manager and the Purchasers resigned effective immediately. The foregoing description of the ComVest Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the ComVest Purchase Agreement, which is incorporated herein by reference. A copy of the ComVest Purchase Agreement is filed as Exhibit 6 hereto.

ITEM 5. Interests in Securities of the Issuer.
        -------------------------------------

     Item 5 is hereby amended to reflect that:

     (a) As of the date hereof, the Reporting Persons do not beneficially own any shares of New Common Stock.

     (b) As of the date hereof, each of the Manager and Mr. Tepper do not have the sole voting and dispositive power with respect to any shares of New Common Stock.

     (c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the New Common Stock during the sixty days preceding the date of this Amendment No. 8 to the Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        -----------------------------------

     The responses in Items 4 and 5 of this Schedule 13D are incorporated herein by reference in their entirety.



ITEM 7. Material to be Filed as Exhibits.
        --------------------------------

Exhibit 1. Modified First Amended Plan of Reorganization, in the chapter 11 bankruptcy case of In Re: Bio-Plexus, Inc. (Case No. 01-21079) pending in the United States Bankruptcy Court for the District of Connecticut, Hartford Division
               (incorporated by reference to Exhibit 10.53 of the Company's Form 10-K, filed July 17, 2001).*

Exhibit 2. Stock Purchase Agreement, dated as of July 18, 2001, by and among Bio-Plexus, Inc. and each of the purchasers listed on Exhibit A thereto.*

Exhibit 3. Warrant, dated July 18, 2001, by and among Bio-Plexus, Inc. and each of the holders listed on Exhibit A thereto.*

Exhibit 4. Registration Rights Agreement, dated as of July 18, 2001, by and among Bio-Plexus, Inc. and each of the stockholders listed on Exhibit A thereto.*

Exhibit 5. Letter of Intent, dated as of May 3, 2002, from ComVest Venture Partners, L.P. to Appaloosa Management L.P.*

Exhibit 6 Purchase Agreement, dated as of May 24, 2002, by and between Appaloosa Management L.P. and ComVest Venture Partners, L.P.

*  Previously filed.

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 24, 2002



                                    Appaloosa Management L.P.

                                    By: Appaloosa Partners Inc.,
                                        Its General Partner

                                    By: /s/ David A. Tepper
                                        -------------------------------------
                                        David A. Tepper
                                        President



                                        /s/ David A. Tepper
                                        ---------------------------------
                                        David A. Tepper